06006328

COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43949

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Empire Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2170 West State Road 434, Suite 100
(No. and Street)

Longwood,	Florida	32955
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald A. Wojnowski, Jr. 407-774-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Ellin and Company, LLP
(Name – *if individual, state last, first, middle name*)

750 Lexington Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

JUN 13 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald A. Wojnowski, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empire Financial Group, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DAWN LOPEZ
MY COMMISSION # DD 105658
EXPIRES: April 3, 2006
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF
EMPIRE FINANCIAL HOLDING COMPANY)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder and Board of Directors
Empire Financial Group, Inc.

We have audited the accompanying statement of financial condition of Empire Financial Group, Inc., a wholly owned subsidiary of Empire Financial Holding Company, as of December 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Financial Group, Inc., a wholly owned subsidiary of Empire Financial Holding Company, at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly represented in all material respects in relation to the basic financial statements taken as a whole.

Miller Ellin and Company, LLP

Miller Ellin and Company, LLP
Independent Registered Public Accounting Firm

New York, New York
February 23, 2006

EMPIRE FINANCIAL GROUP, INC.
(WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS		
Cash and cash equivalents	$	322,364
Commissions and other receivables from clearing organization		551,815
Deposits at clearing organization		1,171,187
Marketable securities owned, at market value		2,612,037
Securities not readily marketable, at estimated fair value		165,909
Cash in escrow		350,000
Furniture and equipment, net		198,921
Other assets		393,445
Due from affiliated company		138,623
Notes receivable		1,791,568
Deferred tax assets		1,925,000
Total assets	$	9,620,869
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Due to clearing organization		2,069,838
Accrued expenses and other liabilities		972,014
Securities sold, but not yet purchased, at market value		261,684
Total liabilities		3,303,536
Commitments and Contingencies		
Stockholder's equity		
Voting common stock, par value $10.00 per share; 1,000 shares authorized, issued and outstanding		10,000
Non-voting common stock, par value $.001 per share; 500,000 shares authorized, 200,000 shares issued and outstanding		200
Additional paid-in capital		5,089,495
Retained earnings		1,217,638
Total stockholder's equity		6,317,333
Total liabilities and stockholder's equity	$	9,620,869

The accompanying notes are an integral part of these financial statements

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues	
Commissions and fees	$16,101,134
Equities market-making trading revenues, net	5,504,854
Other revenues	351,531
	21,957,519
Expenses:	
Employee compensation and benefits	4,755,060
Clearing and execution costs	14,545,786
Communications and data processing	221,169
General and administrative	1,668,659
	21,190,674
Income from operations	766,845
Other income (expenses)	
Gain on sale of online trading discount business	452,000
Interest income	210,386
Provision for SEC settlement	(275,000)
Interest expense	(35,662)
	351,724
Income before income taxes	$1,118,569
Income tax benefit	1,748,000
Net income	$2,866,569

The accompanying notes are an integral part of these financial statements

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Voting Common stock		Non-voting Common stock		Additional Paid-in Capital	Accumulated deficit	Total stockholder's equity
	Shares	Amount	Shares	Amount			
Balances, January 1, 2005 (as previously reported)	1,000	$10,000	200,000	$200	$3,478,858	$(1,493,207)	$1,995,851
Adjustment to correct error in reporting unrealized gains and (losses)						(155,724)	(155,724)
Capital contributions					1,610,637		1,610,637
Net income						2,866,569	2,866,569
Balances, December 31, 2005	1,000	$10,000	200,000	$ 200	$5,089,495	$1,217,638	$6,317,333

The accompanying notes are an integral part of these financial statements

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY-OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$2,866,569
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation and amortization	59,393
Unrealized loss on securities	411,833
Gain on sale of online trading discount business	(452,000)
Provision for income tax benefits	(1,748,000)
(Increase) decrease in operating assets:	
Commissions and other receivables from clearing organizations	1,541,596
Deposits at clearing organizations	(766,415)
Trading account securities, net	(1,049,843)
Due from employees and officers	19,810
Other assets	(200,552)
Cash in escrow	(350,000)
Due from parent and affiliated company	1,272,737
Increase (decrease) in operating liabilities:	
Accrued expenses and other liabilities	(540,576)
Total adjustments	(1,802,017)
Cash provided by operating activities	1,064,552
Cash flows from investing activities:	
Purchase of equipment	(156,888)
Issuance of notes receivable	(1,806,701)
Gain on sale of online trading discount business	452,000
Payments on notes receivable	15,133
Total cash used by investing activities	(1,496,456)
Cash flows from financing activities:	
Capital contribution	718,804
Total cash provided by financing activities	718,804
Net decrease in cash and cash equivalents	286,899
Cash and cash equivalents at beginning of period	35,465
Cash and cash equivalents at end of year	$322,364
Supplemental cash flow information:	
Cash paid during the year for interest	$35,662
Non-cash investing and financing activities:	
Securities contributed as capital	$725,000

The accompanying notes are an integral part of these financial statements

1. BUSINESS

Empire Financial Group, Inc. (the "Company"), was incorporated in Florida on August 20, 1990. It is a wholly-owned subsidiary of Empire Financial Holding Company (the "Parent"). The Company acts as principal in providing order execution services for independent broker dealers and for its proprietary account. Additionally, the Company is a retail securities broker dealer and has an affiliated corporation, Empire Investment Adviser, Inc., which is an investment advisor registered with the Securities and Exchange Commission. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD"). All securities transactions are cleared through non-affiliated clearing broker dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less, to be cash equivalents.

Securities owned and securities sold, not yet purchased – Securities owned and securities sold, not yet purchased, which are readily marketable, are recorded at market value with unrealized gains and losses reflected in income. Securities which are not readily marketable are recorded at estimated fair value as determined by management.

Furniture and equipment – Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment are provided utilizing the double declining balance method over the estimated useful lives of the related assets.

Securities transactions – Securities transactions and the related revenues and commissions are recorded on a trade date basis.

Advertising – Advertising costs are expensed as incurred.

Income taxes – The Company is included in the federal income tax return filed by the Parent. Federal and state income taxes are allocated as if the Company filed on a separate return basis.

The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Management estimates and assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the valuation of securities and the valuation allowance applicable to deferred tax assets. Actual results can differ from those estimates.

Fair value of financial instruments – The financial instruments of the Company are reported in the accompanying statement of financial condition at their carrying values, which approximate their fair values due to their short-term nature.

3. CLEARING AGREEMENT

The Company has a clearing agreement with an unaffiliated clearing broker. Under the agreement, the clearing broker provides the Company execution and clearing services on a fully disclosed basis. The Company had $1,171,187 in its deposit account with its clearing broker at December 31, 2005, and is required to maintain a minimum deposit of $100,000.

4. PROPERTY AND EQUIPMENT

At December 31, 2005, property and equipment consists of the following:

		Estimated useful lives
Equipment	$ 108,869	5-7 years
Computers	182,651	5 years
Furniture and fixtures	54,336	7 years
Subtotal	345,856	
Less: accumulated depreciation	(146,934)	
	$ 198,922	

Depreciation expense charged to income was $55,739 in 2005.

5. NOTES RECEIVABLE

The Company has advanced funds to the owner of an independent office on Long Island, New York which is processing its business through the Company and to certain registered representatives in its two Company owned offices in New York City and Boca Raton, Florida. The notes receivable, by location, at December 31, 2005, were as follows:

	Amount
Long Island office	$1,695,318
New York office	23,958
Boca Raton office	72,292
Total notes receivable	$1,791,568

Long Island note– Principal and interest payments on the Long Island note are paid from the override commission and fees generated by the registered representatives of the Long Island office. The note payments are calculated using an amount that represents, the difference between commission payments to the registered representatives in that location and, ninety percent of gross commissions generated. Payments will also include 50% of the income generated from the office's transaction charges. The note carries a 10% interest rate and matures on October 5, 2008 unless otherwise extended by mutual agreement. At December 31, 2005, the note was credited with payments of $15,133.

New York and Boca Raton notes– These notes carry a 10% interest rate and are due on demand.

6. INCOME TAXES

The federal and state income tax provision (benefit) for the year ended December 31, 2005 is summarized as follows:

Current:	
Federal	$153,000
State	24,000
	177,000
Deferred:	
Federal	(1,645,000)
State	(280,000)
	(1,925,000)
Total provision (benefit) for income taxes	$(1,748,000)

6. INCOME TAXES (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, the Company has incurred substantial losses in prior periods that caused management to doubt, based on the available objective evidence, whether it was more likely than not that the net deferred tax assets would be fully realizable. Accordingly, the Company had provided for full valuation allowance against its net deferred tax assets. During the year ended December 31, 2005 the Company eliminated the valuation allowance that had been recorded because management now believes that, based on current operating and future projections, the benefits arising from the deferred tax assets will be realized. The components of the Company's deferred tax assets at December 31, 2005 are as follows:

Deferred tax assets:	
Net operating losses carryforwards	$1,253,000
Amortization of intangibles	646,000
Other	26,000
	$1,925,000

7. RELATED PARTY TRANSACTIONS

The Company shares office facilities, staff and office equipment with its Parent and a subsidiary of the Parent (the "Affiliate"). The Company recorded as its portion of rent and telephone expense approximately $139,000 and $110,000, respectively during the year ended December 31, 2005.

The president and chief financial officer of the Company provide services to the Parent as well as to the Company. The Company has analyzed the amount of time spent by each officer and has determined that these officers spend approximately 50% of their time on each entity. Accordingly, the Company allocated approximately $275,000 to the Parent, which includes payroll taxes and employee benefits. All other expenses relating to the Company, the Parent and the Affiliate are paid directly by each entity.

As of December 31, 2005, the amounts due from an affiliate for reimbursement of operating expenses were approximately $138,600.

During the year, the Parent contributed $1,610,637 including securities as paid-in-capital. The contributed securities were recorded at $725,000, the fair market value at the date of the contribution. These securities are included on the Company's balance sheet in marketable securities owned, net at $639,750 which represents their market value at December 31, 2005.

8. SALE OF ONLINE DISCOUNT TRADING BUSINESSS

On November 21, 2005, we entered into a transfer agreement with Regal Securities, Inc. The agreement provided that we transfer and convey ownership of all of our active and inactive customer accounts associated with our discount brokerage business for a purchase price of $452,000. The online discount business accounted for $416,843 or 2.5% of the Company's commission and fee revenues, and incurred a loss of approximately $17,000, in 2005

9. COMMITMENTS AND CONTINGENCIES

During 2005, the Company received and executed a settlement offer from the Securities and Exchange Commission. This settlement offer resolved an enforcement action that was brought against us, in May of 2004, for the Company's role in trading of mutual fund shares on behalf of clients.

The Company has deposited $350,000 into an escrow account pending ratification by the SEC's main in office in Washington D.C. Therefore, the Company has recognized an expense of $275,000 for its share of the settlement and has recorded a receivable of $75,000 from the Parent for an amount due from a former officer of the Parent who is obligated under an agreement to pay for his share of the settlement. This payment is represented on the Statement of Financial Condition for the year ended December 31, 2005 as cash in escrow. The corresponding liability of $350,000 is reflected in accrued expenses and other liabilities.

From time to time, the Company is a defendant or co-defendant in arbitration matters incidental to its retail brokerage services business. The Company may contest the allegations of the complaints in these cases. The Company carries an error and omission insurance policy to cover such incidences. The policy terms require that the Company pay a deductible of $100,000 per incident. In the opinion of management, based on discussions with legal counsel, the outcome of the matters will not result in a material adverse affect on the financial position or results of operations of the Company.

The Company leases its office facilities and branch offices under operating lease agreements. Lease expense totaled $223,678 for the year ended December 31, 2005.

The following is a schedule by year of future lease commitments:

Year Ending December 31	Amount
2006	$189,106
2007	139,372
2008	142,786
2009	146,554
2010	24,532
	$642,260

10. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital based on the number of securities in which the Company makes a market. The Company is also required to maintain a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

At December 31, 2005, the Company had net capital of $827,716 which was $291,716 above its required net capital of $536,000. Our ratio of aggregate indebtedness to net capital was 4.0 to 1.

The Company claims an exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker dealers on a fully-disclosed basis.

11. OFF BALANCE SHEET RISK

Retail customer transactions are cleared through the clearing broker on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the clearing broker may charge the Company for any loss incurred in satisfying the customer obligations. Additional credit risk occurs if the clearing broker does not fulfill its obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

In addition, the Customer has sold securities which it currently does not own and therefore will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005 at the market values of the securities and will incur a loss if the market value decreases subsequent to December 31, 2005.

12. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash in bank accounts at times exceeds the FDIC insurable limit of $100,000. The Company has not experienced any previous losses due to this policy.

13. SUBSEQUENT EVENTS

On February 6, 2006, the Company received a letter from the National Association of Securities Dealers ("NASD") stating that they intended to recommend that disciplinary action be brought against the Company for failing to maintain the minimum net capital required by Securities Exchange Act ("SEA") Rule 15c3-1. The letter states that from September 2003 until February 14, 2005, that the Company, acting through it former Financial and Operations Principal ("FINOP") prepared and submitted materially inaccurate Financial and Operational Combined Uniform Single Report ("FOCUS Reports").

The NASD letter further states that the firm acting through it former FINOPs prepared and maintained materially inaccurate net capital computation in violation of NASD rules. Also during the period beginning in September of 2003 until December of 2004, the Company implemented a material change in business operations by increasing the number of equity securities in which it made a market from 136 to 1427 without filing an application for approval with the NASD thus violating NASD regulations.

The NASD has given the Company the opportunity to submit reasons indicating why the action should not be brought against us. The Company is in the process of preparing it response. Management believes any action or settlement will not be material in relation to the net worth of the Company.

From January 1, 2006 up to the date of this report, the Company has received additional capital contributions from the Parent company in the amount of $890,000 for the purpose of improving its net capital position.

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Total stockholder's equity		$6,317,333
Deductions:		
Non-allowable assets:		
Notes receivable	$1,791,568	
Due from affiliated company	138,623	
Furniture and equipment, net	198,922	
Securities not readily marketable, at estimated fair value	165,909	
Deferred tax assets	1,925,000	
Other assets	393,445	
Total non-allowable assets		4,613,467
Net capital before haircuts on securities positions		1,703,866
Haircuts on securities positions		876,150
Net capital		827,716
Aggregate indebtedness:		
Due to clearing organization	2,069,838	
Accrued expenses and other liabilities	972,014	
Securities sold, but not yet purchased, at market value	261,684	
Total aggregate indebtedness	3,303,536	
Computation of basic net capital requirement:		
6 2/3% of aggregate indebtedness	231,474	
Minimum dollar net capital requirement (based on the number securities in which the Company makes a market.)	536,000	
Basic net capital requirement		536,000
Net capital in excess of required minimum		$291,716
Excess net capital at 1000%		$497,362
Ratio of aggregate indebtedness to net capital		4.0 to 1

RECONCILIATION:

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)	
Net capital, as reported in Company's Part II	$717,942
Audit adjustments:	
Additional compensation	(64,833)
Recognition of tax benefits, principally due to deferred tax assets, net	1,748,000
Increase in non-allowable assets	(1,850,000)
Reduction in haircuts	109,774
Reclassification of due to Parent as capital	166,833
Net capital, per December 31, 2005 audited report, as filed	$827,716

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION
RULE 15c-3-3
AS OF DECEMBER 31, 2005

Empire Financial Group, Inc. is not required to file the above schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
Empire Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Empire Financial Group, Inc. a wholly owned subsidiary of Empire Financial Holding Company, for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);
2. Determining compliance with the exemptive provisions of rule 15c3-3; and
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal control of Empire Financial Group, Inc., taken as a whole. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish the objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be or should not be used by anyone other than these specified parties.

Miller, Ellin & Company, LLP

Miller Ellin and Company, LLP
Independent Registered Public Accounting Firm

February 23, 2006
New York, New York